SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:   The Immune Response Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0025 per share.

CUSIP NUMBER:  45252T10

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Kevin B. Kimberlin
     c/o Spencer Trask Holdings Incorporated
     535 Madison Avenue
     New York, New York  10022
     Tel:  (212) 355-5565
     Fax:  (212) 751-3362

DATE OF EVENT WHICH REQUIRES FILING:  April 17, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  45252T10

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 NoX

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  2,104,670

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  2,104,670

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  2,104,670

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes  X     No

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             10.3%

14.  TYPE OF REPORTING PERSON:  IN

     Item 1.   Security and Issuer

          This statement relates to the Common Stock, $0.0025 par value per share ("Common Stock"), issued by The Immune Response
Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5935 Darwin Court, Carlsbad, California 92008.

     Item 2.   Identity and Background

          (a)  This statement is filed by Kevin B. Kimberlin.

          (b)  The business address of Mr. Kimberlin is c/o
Spencer Trask Holdings Incorporated, 535 Madison Avenue, New
York, New York  10022.

          (c) Mr. Kimberlin's present principal occupations are Chairman of Spencer Trask Holdings Incorporated, an investment banking firm, and private investor.

          (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Kimberlin is an individual of United States citizenship.

     Item 3.   Source and Amount of Funds or Other Consideration

          Prior to April 17, 1997, Mr. Kimberlin, a director of the Company, had acquired an aggregate of (i) 243,916 shares of Common Stock for an aggregate price of approximately $2,439.16, purchased with Mr. Kimberlin's personal funds, (ii) options to purchase 68,750 shares of Common Stock as compensation for serving on the Company's Board of Directors and (iii) 16,000 shares of Common Stock through a trust as to which Mr. Kimberlin is trustee and over which he has sole voting and investment power for an aggregate price of approximately $160.00, purchased with Mr. Kimberlin's personal funds. In addition, Mr. Kimberlin's wife purchased an aggregate of 35,000 shares of Common Stock, of which Mr. Kimberlin disclaims beneficial ownership, for an aggregate purchase price of approximately $350.00, acquired with the Kimberlins' joint personal funds.

          On April 17, 1997, Mr. Kimberlin purchased from the Company, pursuant to a Unit Purchase Agreement, dated April 15, 1997, 1,776,004 units ("Units"), each Unit comprised of one share of Common Stock and a warrant to purchase one share of Common Stock (the "Warrants"). The Warrants are exercisable beginning on April 15, 1998, at a price of $14.00 per share, and expire on April 14, 2001. As a result of the terms of the Warrants, Mr. Kimberlin does not presently beneficially own the shares of Common Stock underlying such Warrants. Mr. Kimberlin intends to file an amendment to this Schedule 13D when he is deemed to be a beneficial owner of such underlying shares under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Mr. Kimberlin paid an aggregate purchase price of $13,852,831.20 for the Units, $10,389,623.40 of which he paid by delivery of a Promissory Note to the Company, payable in full on September 30, 1997, with interest accruing thereon at the rate of 5.73% per annum. Mr. Kimberlin entered into a Stock Pledge Agreement, dated April 15, 1997, with the Company, to secure payment of such Note. The remainder of the purchase price for the Units was paid with Mr. Kimberlin's personal funds.

     Item 4.   Purpose of Transaction

          Mr. Kimberlin acquired the Units, and the other shares of Common Stock previously beneficially owned by him, for investment purposes.

          Mr. Kimberlin does not have any plans or proposals which relate to or would result in any of the following:

          (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Company;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or

          (j) Any action similar to any of those enumerated above.

     Item 5.   Interest in Securities of the Issuer

          (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 20,298,207 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 10, 1997, as represented by the Company in the Unit Purchase Agreement, dated April 15, 1997, between Mr. Kimberlin and the Company.

          As of the date of this statement, Mr. Kimberlin is the beneficial owner of 2,104,670 shares of Common Stock (excluding 35,000 shares owned by his wife as to which he disclaims beneficial ownership), which represented approximately 10.3% of the issued and outstanding number of shares of Common Stock as of April 10, 1997.

          (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

          (c)  See Item 3 above.

          (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          Pursuant to a Loan Agreement, dated April 15, 1997, Mr. Kimberlin loaned to Dennis J. Carlo, president, chief executive officer and a director of the Company, $1,999,998 to finance Dr. Carlo's purchase, on April 17, 1997, of 253,715 Units. The loan is evidenced by a Promissory Note issued by Dr. Carlo to Mr. Kimberlin, payable in full on April 17, 2000, which bears interest at 5.69% and the payment of which is secured by a Stock Pledge Agreement, dated April 15, 1997, between Mr. Kimberlin and the Company. Dr. Carlo used a portion ($515,765.30) of such loan amount to purchase Units from the Company, and paid the remaining $1,484,232.75 of such purchase price by delivery of a Promissory Note to the Company, payable in full on September 30, 1997. Mr. Kimberlin also entered into a Stock Pledge Agreement with the Company and Dr. Carlo, for the purpose of securing the payment of such Promissory Note. Mr. Kimberlin has agreed to purchase from the Company and the Company has agreed to sell to Mr. Kimberlin, an additional 18,867 Units in the event that the Company obtains the approval of the Nasdaq Stock Market for such transaction.

     Item 7.   Material to be Filed as Exhibits


     1.   Unit Purchase Agreement, dated April 15,
          1997, between Kevin B. Kimberlin and the
          Company.

     2. Promissory Note, dated April 17, 1997, for the amount of $10,389,623.40, issued by Kevin
          B. Kimberlin to the Company.

     3. Stock Pledge Agreement, dated April 15, 1997, between Kevin B. Kimberlin and the Company.

     4.   Loan Agreement, dated April 15, 1997, between
          Kevin B. Kimberlin and Dennis J. Carlo.

     5. Promissory Note, dated April 17, 1997, for the amount of $1,999,998.00, issued by Dennis
          J. Carlo to Kevin B. Kimberlin.

     6. Stock Pledge Agreement, dated April 15, 1997, among Kevin B. Kimberlin, Dennis J. Carlo and the Company.

                            Signature


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 1, 1997

                                    Kevin B. Kimberlin
                                    -----------------------
                                    Kevin B. Kimberlin

                          EXHIBIT INDEX


     1.   Unit Purchase Agreement, dated April 15,
          1997, between Kevin B. Kimberlin and the
          Company.

     2. Promissory Note, dated April 17, 1997, for the amount of $10,389,623.40, issued by Kevin
          B. Kimberlin to the Company.

     3. Stock Pledge Agreement, dated April 15, 1997, between Kevin B. Kimberlin and the Company.

     4.   Loan Agreement, dated April 15, 1997, between
          Kevin B. Kimberlin and Dennis J. Carlo.

     5. Promissory Note, dated April 17, 1997, for the amount of $1,999,998.00, issued by Dennis
          J. Carlo to Kevin B. Kimberlin.

     6. Stock Pledge Agreement, dated April 15, 1997, among Kevin B. Kimberlin, Dennis J. Carlo and the Company.